Exhibit 12
CON-WAY INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Year Ended December 31,
(Dollars in thousands)

	2009		2008		2007		2006		2005
Earnings:
Income (Loss) from continuing operations before
income tax provision	$(90,269)		$134,917		$242,646		$392,309		$352,356
Add (deduct):
Loss (Income) from equity investment (1)	—		—		2,699		(52,599)		(16,061)
Interest expense, net of capitalized interest (2)	64,440		62,936		42,805		34,791		38,465
Interest component of rental expense (3)	7,305		12,012		8,711		7,384		7,733

Earnings (Loss) as adjusted	$(18,524)		$209,865		$296,861		$381,885		$382,493

Fixed Charges:
Interest expense, net of capitalized interest (2)	$64,440		$62,936		$42,805		$34,791		$38,465
Capitalized interest	146		645		514		917		136
Dividend requirement on Series B Preferred Stock (4)	3,189		7,134		7,651		8,173		9,114
Interest component of rental expense (3)	7,305		12,012		8,711		7,384		7,733

Fixed Charges	$75,080		$82,727		$59,681		$51,265		$55,448

Ratio of Earnings (Loss) to Fixed Charges	(0.2	)x	2.5	x	5.0	x	7.4	x	6.9	x

(1)	The year ended December 31, 2006, includes a gain of $41.0 million for the sale of Menlo Worldwide’s membership interest in its equity investment. In 2007, operating income included a $2.7 million first-quarter loss for the write-off of a receivable related to such sale.

(2)	Includes amortization of debt issuance cots classified in miscellaneous, net for periods prior to 2007.

(3)	Estimate of the interest portion of lease payments.

(4)	Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by Con-way’s Retirement Savings Plan.